January 25, 2022

VIA EDGAR

Ms. Allison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Boulder Growth & Income Fund, Inc. (the "Fund")

File No. 811-02328

Dear Ms. White:

This letter responds to your telephonic comments communicated to the undersigned on January 11, 2022 with respect to the Preliminary Proxy Statement filed on Schedule 14A (the "Proxy Statement") for the Fund. The Fund's responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Comment 1:	In the shareholder letter, please clarify the statement “enhanced quality is possible due to Paralel’s and PTL’s focus on the Fund.”

Response 1:	The Registrant has revised the statement as requested.

Comment 2:	Please (i) confirm supplementally that holding the meeting virtually is consistent with applicable state law and governing documents of the fund (including specific citations), (ii) advise as to any intentional changes to the meeting experience compared to an in-person meeting (e.g., investors’ ability to ask questions or make statements in a virtual setting as compared to an in-person meeting), and (iii) consider providing a technical assistance phone number for investors to use if they experience problems logging in to the meeting or being heard during the meeting.

Response 2:	The Registrant confirms that holding a virtual meeting is consistent with applicable state law and the Fund’s governing documents. The Maryland General Corporation Law (the “MGCL”) provides that “if the board of directors is authorized to determine the place of a meeting of the stockholders, the board may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication[.]” MD Corp & Assn Code § 2-503 (2016). The MGCL further provides that stockholders and proxy holders attending remotely may participate at the meeting and may be considered present in person and vote at the meeting, so long as the corporation takes certain reasonable measures. See id. The Registrant’s governing documents, specifically Section 4.4(v) of Article IV of the Registrant’s charter as currently in effect (the “Charter”) and Section 1 of Article II of the Fund’s Amended & Restated Bylaws (the “Bylaws”), allow the Board of Directors to determine the place at which a meeting of stockholders will be held. Neither the Charter nor Bylaws prohibit holding a stockholder meeting by remote communication. The Registrant further advises that it does not contemplate any intentional changes to the virtual meeting experience as compared to an in-person meeting. The virtual meeting experience will be substantially similar to an in-person meeting in that stockholders will be able to ask questions, vote and make statements to the same extent as in an in-person meeting. As the meeting will be held via telephonic conference call and not via the internet or through a webinar, web-related log-in issues are not anticipated. The Computershare Fund Services email containing the conference call dial-in information and instructions for stockholders participating in the meeting will provide recipients with the technical information needed for full participation.

Comment 3:	On the table of contents page and the immediately preceding page there is a reference to “Appendix A” that appears to be a typo.

Response 3:	The Registrant has made the suggested revision.

Comment 4:	In the section entitled Proposal 1, briefly explain who Paralel is in the “New Servicing Structure” paragraph. Under the “Board Considerations” section, consider providing additional details regarding the experience, resources and capabilities of Paralel that factored into the decision to replace ALPS. If true, confirm that the Board believes that there will be no decline in the service level capabilities in replacing ALPS.

Response 4:	The Registrant has revised the “New Servicing Structure” paragraph to provide details regarding Paralel. The Registrant has reviewed the “Board Considerations” section and revised to add details regarding certain Paralel employees' prior experience working with the Registrant. Further, the Registrant confirms the Board’s belief that there will be no decline in the service level capabilities in replacing ALPS.

Comment 5:	The Staff notes certain references to “PRT” and “PRL” that appear to be typos. Please correct to refer to the appropriate entities.

Response 5:	The Registrant has made the suggested revisions.

Comment 6:	In the section entitled “Information About Paralel and its Affiliates”, please state the year that Paralel was organized. Please revise and explain the ownership of, and relationship between all parties in plain English. If Paralel was formed for the purpose of this transaction, please so state. Identify any key person overlaps between the various entities.

Response 6:	The Registrant has revised the referenced section to more clearly explain the ownership structure and relationship between each party and identify the individuals who are key persons of both Paralel and PTL. Paralel has confirmed that (i) there are no key persons who overlap between non-Paralel entities, and (ii) neither Paralel nor PTL were created for the purpose of this transaction.

Comment 7:	For both proposals, revise the background section to explain the underlying business and economic decisions behind the proposal.

Response 7:	The Registrant has revised the “Background” section of Proposal 1 to incorporate the suggested revisions. The Registrant believes that including this information in the Proposal 1 section only is appropriate given that the Fund’s sub-adviser is not changing.

Comment 8:	In the “Board Considerations” section, discuss the Board’s findings with respect to performance as well as fees and expenses as compared to the Fund’s peers.

Response 8:	The Registrant has revised the “Board Considerations” section to discuss the Board’s findings regarding performance as well as fees and expenses as compared to the Fund’s peers.

Comment 9:	In the table included within the “Security Ownership of Certain Beneficial Owners and Management” section under the “General Information” heading, please clarify who “he” is referring to in the fourth sentence of footnote 2.

Response 9:	The Registrant has revised the footnote to clarify that this reference is referring to Mr. Horejsi.

Comment 10:	In the “Other Information” section under the “General Information” heading, please rewrite the second sentence in plain English.

Response 10:	The Registrant has revised the sentence for clarity and to read in plain English.

Comment 11:	Disclose whether the proposals are contingent on each other and what the Board will do if one proposal is approved but the other is not.

Response 11:	The Registrant has made the suggested revisions under the “Required Vote” section of Proposal 1 and Proposal 2, explaining that Proposal 1 is not contingent on Proposal 2, but that Proposal 2 is contingent on Proposal 1. Additional information on the action the Board may take is also provided in each section.

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (213) 683-6161. Thank you.

Sincerely,

/s/ Arthur L. Zwickel

Arthur L. Zwickel
of Paul Hastings LLC